October 20, 2021

Office of Trade & Services

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

Re:    Starco Brands, Inc.

Offering Statement on Form 1-A

Filed August 31, 2021

File No. 024-11622

Dear Ladies and Gentlemen,

We acknowledge receipt of the comments in the letter dated September 20, 2021 from the staff of the Division of Corporation Finance (the “Staff”) regarding the Offering Statement of Starco Brands, Inc. (the “Company”), which we have set out below, together with our responses.

Offering Statement on Form 1-A Filed August 31, 2021

Risk Factors

Risks Related to Our Company and its Business

"The novel coronavirus (COVID-19) pandemic may have an impact on . . .", page 13

1.	In light of the time that has passed since the initial outbreak of the novel coronavirus (COVID-19) pandemic in December 2019, please revise this risk factor to specifically discuss the impact that the COVID-19 pandemic has had on your business to date, rather than presenting such risks as hypothetical. In this regard, please revise to clarify that COVID-19 has impacted you in 2020 and 2021, if true, and disclose any material effects of COVID-19 on your business, financial condition and results of operations. For instance, we note your disclosure elsewhere in the filing indicating that the pandemic contributed positively to the 468.2% increase in your royalty revenues during your fiscal year ended 2020, as well as to the significant increase from the net loss you recorded in fiscal 2019 to the net income you recognized in fiscal 2020. Also, discuss what management expects the pandemic's future impact will be (considering, for example, the prevalence of COVID-19 vaccines), how management is responding to evolving events, and how it is planning for COVID-19-related uncertainties. Please make conforming changes to your Management’s Discussion and Analysis of Financial Condition and Results of Operations section. For guidance, consider the Division of Corporation Finance's Disclosure Guidance: Topic Nos. 9 and 9A, available on our public website.

The Company has revised the COVID-19 risk factor and has made conforming changes to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Offering Statement as requested by the Staff.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 35

2.	To provide additional context for investors, please revise to separately quantify the portions of your royalty revenues attributable to sales of your Breathe hand sanitizer and cleaning sprays, Kleen-out, and Winona Popcorn Spray for all periods presented in this section.

The Company has revised its disclosure under “Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations” to separately quantify the portions of royalty revenues attributable to the Company’s Breathe hand sanitizer and cleaning sprays for the periods presented in this section. However, the Company has not separately quantified the portions of the Company’s royalty revenues attributable to sales of its Kleen-out and Winona Popcorn Spray products for all periods presented in this section because the Company believes that public disclosure of this information could harm the Company’s competetive position in the marketplace by providing valuable information to its competitors that could be used by the Company’s competitors to the detriment of the Company. The Company believes that the enhanced disclosure now provided in this section provides sufficient context for investors by addressing the significant factors that materially affected the Company’s income from operations and by discussing the extent such factors were responsible for those changes to the Company’s operating results.

Three months ended June 30, 2021 compared to the three months ended June 30, 2020, page 35

3.	Please revise your results of operations discussion to quantify the COVID-19 pandemic's impact on your revenues and any COVID-related costs incurred during the three and six months ended June 30, 2021. In doing so, please quantify, to the extent practicable, the impact that COVID-19 had on the decreases in your royalty revenue, sales of your Breathe hand sanitizer and cleaning sprays, and net loss during the three months ended June 30, 2021. Refer to CF Disclosure Guidance: Topic Nos. 9 and 9A.

The Company has revised its results of operations discussion as requested by the Staff.

Trend Information, page 37

4.	Please amend your disclosure to provide a brief explanation for the sharp decrease in sales of your Breathe products for the three months ended June 30, 2021, including an explanation of whether you expect this trend to continue as public health concerns related to the pandemic and government-imposed quarantines and other COVID restrictions are eased and the COVID-19 vaccine roll-outs continue to gain traction. Refer to CF Disclosure Guidance: Topic Nos. 9 and 9A.

The Company has revised its “Trend Information” disclosure as requested by the Staff.

Interest of Management and Others in Certain Transactions, page 42

5.	Please revise your disclosure in this section to ensure that you briefly describe any transactions or any currently proposed transactions during your last two completed fiscal years and the current fiscal year. For instance, you do not describe your royalty revenue generated from related parties during your 2019 fiscal year, some of which you previously disclosed but have recently deleted. As a related matter, we note your disclosure on page 43 that "there are $133,599 of accounts receivable from related companies as of June 30, 2021" and "[a]ll revenue received is from related parties." Please revise to indicate the name of the parties in the noted related party transactions, their relationship to the company, the nature of their interest in the transactions, and the amount of their interest in the transactions. Refer to Item 13(a) of Part II of Form 1-A.

The Company has revised its disclosure in the “Interest of Management and Others in Certain Transactions” section of the Offering Circular as requested by the Staff.

6.	We note your disclosure on page 42 that on June 28, 2021 Ross Sklar advanced an additional $100,000 to you on the same terms as the promissory note that you executed with Mr. Sklar on January 24, 2020. Please clarify whether the additional $100,000 was advanced to you under a new promissory note, or if the promissory note that you entered into with Mr. Sklar in January 2020 has been amended to reflect the additional $100,000 that was advanced to you on June 28, 2021. Additionally, please either file the new promissory note or amended promissory note as an exhibit, or tell us why you believe you are not required to do so. See Item 17(6) of Part III of Form 1-A.

The Company has revised its disclosure in the “Interest of Management and Others in Certain Transactions” section to clarify that the Company issued to Ross Sklar three separate promissory notes, each of which are now included as exhibits to the Offering Statement.

Exhibits

7.	Please revise the legal opinion to include an opinion regarding the shares being offered by selling stockholders.

The Company has included as an exhibit to its Offering Statement a revised legal opinion that includes an opinion regarding the shares being offered by selling stockholders.

General

8.	You disclose that the maximum offering amount is $50 million, however, it appears that you are using the midpoint of the price range in making this calculation. Please revise the disclosure in your offering circular, legal opinion and Part I, Item 4 of your Form 1-A to use the maximum offering amount, calculated using the upper limit of the price range. As a related matter, please revise to indicate the upper limit of your price range as the "price per security" in Item 4 of Part I of your Form 1-A. For additional guidance, refer to Item 1(j) and Instruction to Item 1(j) to Part II of Form 1-A, as well as to Rule 253(b)(2)(ii) of Regulation A.

The Company has revised the cover and Item 4 of Part I to use the maximum offering price and has added a sensitivity analysis in each of the “Use of Proceeds” and “Dilution” sections, where the Company uses the midpoint of the range for its calculations. A revised legal opinion has also been included as exhibit 12 to the amended Offering Statement of which the offering circular forms a part.

9.	We note that the company may undertake one or more closings on a rolling basis and that "[a]fter the initial closing of this Offering, [you] expect to hold closings on at least a monthly basis." We also note that an investor’s subscription is irrevocable according to the subscription agreement, although this feature is not disclosed in the Offering Circular. Please disclose when you expect to hold your initial closing and what factors you will consider in determining whether and when to hold additional closings and explain to us in more detail how the rolling closings will work in conjunction with this offering. For example, please provide additional detail about the timing and mechanics of the rolling closings, such as how long a rolling closing will take, and whether the decision to effect a rolling closing is in the company’s sole discretion.

Additionally, please revise to clarify the following:

•	If true, that a subscription is irrevocable and that a subscriber has no rights after submitting a subscription agreement to request the return of their funds before the next closing;

•	What rights a subscriber will have in the event of liquidation or dissolution of the company after subscribing, but prior to a closing;
•	How and when you plan to notify investors regarding the date of the next closing;
•	Whether you intend to accept subscriptions from investors on the date of a closing and if so, if subscriptions that are received on the date of closing will be closed upon on that date or the next monthly closing; and
•	Whether each closing is only expected to last for a single day.

The Company has revised its offering circular to include the additional disclosures requested by the Staff in the section “Plan of Distribution - Investors’ Tender of Funds and Closings”.

10.	We note that the auditor's consent in Exhibit 11 indicates that Haynie & Company has prepared an audit report for your audited financials for the years ended December 31, 2020 and 2019. However, we do not see an auditor report for these audited financials in the filing. Please amend to provide an independent auditor's report for your audited financials for the years ended December 31, 2020 and 2019.

The Company has revised its offering circular to include the independent auditor's report for it audited financials for the years ended December 31, 2020 and 2019.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Starco Brands Inc. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc: Ross Sklar

Chief Executive Officer

Starco Brands, Inc.